Exhibit J

INTERIM INVESTORS AGREEMENT

This interim investors agreement (this “Agreement”), dated November 23, 2010, is by and among TPG Capital, L.P. (“TPG”), Millard S. Drexler (“Stockholder”) and The Drexler Family Revocable Trust, The Millard S. Drexler 2009 Grantor Retained Annuity Trust #1, and The Millard S. Drexler 2009 Grantor Retained Annuity Trust #2 (collectively with Stockholder, the “Stockholder Parties”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in Section 9.

RECITALS

WHEREAS, TPG and Leonard Green & Partners, L.P. (“LGP”) formed Chinos Holdings, Inc. (“Parent”) and its wholly-owned subsidiary, Chinos Acquisition Corporation (“Merger Sub”);

WHEREAS, Parent, Merger Sub and J.Crew Group, Inc. (the “Company”) have entered into an Agreement and Plan of Merger (as in effect from time to time, the “Chinos Merger Agreement”) dated as of November 23, 2010 pursuant to which Merger Sub will be merged into the Company and the Company will become a wholly-owned subsidiary of Parent; and

WHEREAS, each of TPG and each Stockholder Party desires to agree to certain terms and conditions that will govern certain aspects of their relationship with respect to the transactions contemplated by the Chinos Merger Agreement.

AGREEMENT

In consideration of the mutual promises and covenants set forth herein, TPG and each Stockholder Party agree as follows:

1.

Transfer. Subject to Section 3(c) and Section 3(g), prior to the Termination Date, each Stockholder Party agrees, and agrees to cause his or its Affiliates, not to, other than as may be required by a court order or as a result of operation of law in connection with the Company consummating a transaction at a time when no Stockholder Party has violated this Agreement in any material respect, (a) sell, transfer, pledge, encumber, assign or otherwise dispose of (including, without limitation, by gift, merger, consolidation or reorganization), or enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of any interest in, or limit his or its voting rights in respect of, or otherwise transfer (any such action, a “Transfer”), any of the Owned Shares owned by it or him, (b) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all of the Owned Shares owned by it or him or any interest therein, or (c) grant any proxies or powers of attorney or other authorization in or with respect to the Owned Shares owned by it or him, deposit any Owned Shares owned by it or him into a voting trust or enter into a voting agreement or arrangement with respect to any Owned Shares owned by it or him, or take any other action, that would materially restrict, limit or interfere with the performance of its or his obligations hereunder. The foregoing restrictions on Transfers of Owned Shares shall not prohibit (i) the exercise by Stockholder of any Company stock options or (ii) any such Transfers by any Stockholder Party (a) in connection with the transactions contemplated by the Chinos Merger Agreement and by any roll-over, contribution or similar agreement entered into by such

Stockholder Party in connection with the Chinos Merger Agreement, (b) to any member of Stockholder’s immediate family, to any family trust or grantor retained annuity trust of Stockholder or to any other Stockholder Party, (c) for estate planning or charitable purposes or (d) in connection with the consummation of any proposal made by any Person other than TPG or its Affiliates that was initiated in opposition to or in competition with the transactions contemplated by the Chinos Merger Agreement (each, a “Competing Proposal”) so long as any Transfer in connection with the consummation of a Competing Proposal is effected after the Termination Date, provided, in the case of the foregoing clauses (b) and (c), that the Stockholder Party complies with the other provisions of this Agreement and the transferee agrees to be bound by the provisions of this Agreement solely with respect to such transferred Owned Shares by executing and delivering to TPG a written counterpart to this Agreement.

2.	Rollover Agreement. Each Stockholder Party has entered or agrees to enter into a rollover commitment letter in substantially the form attached hereto as Exhibit A. In addition, if any Person proposes or offers to employ Stockholder in connection with any Competing Proposal, Stockholder will promptly provide an unredacted copy of such proposal or offer of employment and any subsequent changes to such proposal or offer to TPG (or a written summary thereof if such proposal, offer or subsequent change was oral).

3.	Transaction Terms; Confidentiality.

a.	Until the Termination Date and subject to Section 3(c) and Section 3(g), TPG and the Stockholder Parties each agree to pursue the transaction contemplated by the Chinos Merger Agreement. TPG may elect to alter any of the terms of the Chinos Merger Agreement after the date hereof, after consultation in good faith with Stockholder; provided, however, that Stockholder’s prior written consent must be obtained for any alteration, modification, waiver or amendment of any terms of the Chinos Merger Agreement, as the case may be, (i) the effect of which decreases the merger consideration or purchase price, or changes the form of such consideration, (ii) that changes the structure of the transaction or (iii) that could reasonably be expected to adversely affect any Stockholder Party in any material manner (any alteration, modification, waiver or amendment described in clause (i), (ii) or (iii) above that was not consented to in writing by Stockholder, a “Consent Triggering Event”). TPG hereby agrees to give Stockholder advance written notice of any Consent Triggering Event and Stockholder will notify TPG in writing whether or not he consents thereto (i) in the case of a Consent Triggering Event that does not relate to a notice period described in Section 5.2(e) or 5.2(f) of the Chinos Merger Agreement (a “Matching Period”), within 24 hours of receipt of such notice and (ii) in the case of a Consent Triggering Event that does relate to a Matching Period, before the end of such Matching Period. TPG and the Stockholder shall consult with each other during a Matching Period with respect to any proposed amendments to the Chinos Merger Agreement, Parent’s financing with respect to the transactions contemplated thereby and Stockholder’s compensation and equity arrangements (including rollover), but may not provide for exclusivity or lock-up arrangements without the Company’s prior written consent. The Stockholder Parties hereby agree that they shall not be entitled to any portion of any break-up fee, termination fee, expense reimbursement or similar fees that may be payable by the Company to Parent or Merger Sub in connection with a termination of the Chinos Merger Agreement. TPG hereby agrees that no Stockholder Party shall be responsible for, or have any obligation to pay, any portion of any reverse termination fee or similar fee that may be payable by Parent, Merger Sub, TPG or any of their respective Affiliates upon a termination of the Chinos Merger Agreement.

b.	Each of TPG and Stockholder agree that, if the transactions contemplated by the Chinos Merger Agreement are consummated, TPG shall cause the Company to, and Stockholder shall, enter into an employment agreement containing the terms and conditions set forth on Exhibit B. For the avoidance of doubt, this Agreement (including the terms set forth on Exhibit B) does not constitute, and in no event shall be deemed to constitute, an employment agreement between TPG and any of its current or future Affiliates (or, following consummation of the transactions contemplated by the Chinos Merger Agreement, the Company), on the one hand, and Stockholder, on the other hand, and no employment arrangement or understanding between TPG and any of its current or future Affiliates (or, following consummation of the transactions contemplated by the Chinos Merger Agreement, the Company), on the one hand, and Stockholder, on the other hand, shall be binding on any such Person unless and until a definitive employment agreement is executed and delivered by each party to such agreement.

c.	Notwithstanding anything to the contrary in this Agreement, TPG agrees that this Agreement shall not restrict or prevent any Stockholder Party from engaging or entering into any discussions, agreements, understandings or arrangements with any third Person regarding his or his Affiliates’ or its or its Affiliates’ direct or indirect equity participation, investment or reinvestment in any Competing Proposal; provided that prior to the Termination Date, such Stockholder Party will not directly or indirectly invest or reinvest in the Company or in any Person that acquires or is seeking to acquire the Company or in any direct or indirect successor to the Company’s business.

d.	Subject to Section 3(g), each Stockholder Party agrees that he or it will not, and will cause his or its Affiliates not to, directly or indirectly solicit or seek offers, inquiries or proposals for a Competing Proposal except to the extent the Company is permitted to do so pursuant to the Chinos Merger Agreement.

e.	Each Stockholder Party agrees that he or it will not disclose any assumption, information, evaluation or view of TPG or its Affiliates or representatives in connection with the transactions contemplated by the Chinos Merger Agreement, other than to (i) his or its representatives who legitimately need to know such information and who agree to keep such information confidential and are made aware of such Stockholder Party’s obligations of confidentiality under this Agreement or (ii) the extent requested by a governmental, regulatory or supervisory authority or required by law, regulation or legal process (in which case Stockholder will, to the extent reasonably practicable and legally permissible, provide TPG with advance notice of such required or requested disclosure and reasonably cooperate with TPG to, at TPG’s sole cost and expense, limit or prevent such disclosure).

f.	Each Stockholder Party agrees that he or it will not take, directly or indirectly, any actions with the purpose or effect of avoiding or circumventing any of the foregoing restrictions in this Section 3.

g.	Notwithstanding anything to the contrary in this Agreement, (i) if requested by the board of directors of the Company or a committee thereof established to evaluate a potential acquisition of the Company, nothing herein shall prevent Stockholder from participating in a due diligence process or from complying with the Cooperation Letter Agreement between the Stockholder and the Company, dated as of the date hereof and attached as Exhibit C hereto in connection with a potential Competing Proposal or otherwise, and (ii) none of the provisions of this Agreement (including, for the avoidance of doubt, Section 3 hereof) shall restrict Stockholder from taking, or refraining from taking, any action solely in his capacity as Chief Executive Officer or Chairman of the board of directors of the Company.

4.	PR Coordination. TPG, on the one hand, and the Stockholder Parties, on the other hand, will coordinate in good faith any and all press releases, other public relations materials or any required filings with respect to the transactions contemplated by the Chinos Merger Agreement or this Agreement; provided that, in the case of Stockholder, this Section 4 shall not apply in connection with his capacity as an officer or director of the Company. Each such press release, public relations material or required filing shall be approved by TPG and Stockholder (in each case, such approval not to be unreasonably withheld, conditioned or delayed) prior to the public disclosure thereof.

5.	Termination. TPG’s and each Stockholder Party’s respective rights and obligations under this Agreement will terminate on the earliest of (A) the date the transactions contemplated by the Chinos Merger Agreement are consummated, (B) the date that the Chinos Merger Agreement is validly terminated in accordance with its terms or (C) a Consent Triggering Event having occurred that was not subsequently cured by TPG three business days after notice of such Consent Triggering Event was provided to TPG by Stockholder; and provided, further, that the rights and obligations set forth in Sections 3(e), 4, 6, 7, 8, 9, 10 and this Section 5, and solely in the event that the transactions contemplated by the Chinos Merger Agreement are consummated, Section 3(b) (collectively, the “Surviving Obligations”) will survive such termination. Upon termination of this Agreement in accordance with this Section 5, this Agreement (other than the Surviving Obligations) shall become void and of no further force or effect and the transactions contemplated hereby shall be abandoned, and no party shall have any further obligations or liabilities hereunder; provided, that no termination pursuant to this Section 5 shall relieve any party hereto of any liability hereunder resulting from any material breach of this Agreement prior to such termination. The date that this Agreement (other than the Surviving Obligations) is terminated pursuant to this Section 5 is referred to herein as the “Termination Date.”

6.

Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state. Each of the parties to this Agreement (a) consents to submit itself or himself to the personal jurisdiction of the Court of Chancery of the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in such court, (c) agrees that it or he shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the fullest extent permitted by law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served in a manner permitted under the laws of the State of Delaware. EACH PARTY, TO THE EXTENT PERMITTED BY LAW, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. THIS WAIVER APPLIES TO ANY ACTION OR LEGAL PROCEEDING, WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE.

7.	Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any covenant, obligation or agreement set forth in this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party hereto hereby agrees that, in the event of any breach or threatened breach by him or it of any covenant, obligation or agreement contained in this Agreement, such failure to perform or breach will cause the other parties to sustain damages for which it or he would not have an adequate remedy at law for money damages, and thus such party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to, and the other parties agree not to oppose, (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or agreement and (b) an injunction restraining such breach or threatened breach. Each party further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7, and each party irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.	Fees and Expenses. The fees and expenses incurred by TPG in connection with the negotiation, preparation, interpretation and execution of this Agreement, the Chinos Merger Agreement and any agreements or other matters relating thereto shall be promptly paid by Parent or Merger Sub if the Chinos Merger Agreement is consummated. The fees and expenses incurred by the Stockholder Parties in connection with the negotiation, preparation, interpretation and execution of this Agreement, the Chinos Merger Agreement and any agreements or other matters relating thereto shall be promptly paid by Parent or Merger Sub (and TPG will cause such prompt payment to occur), regardless of whether or not the Chinos Merger Agreement is consummated.

9.	Definitions.

a.	“Affiliate” means, with respect to any Person, an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended; provided that the Company and its subsidiaries shall not be deemed to be Affiliates of any Stockholder Party.

b.	“Owned Shares” means, without duplication, the aggregate number of shares of common stock of the Company that any Stockholder Party or any of its or his Affiliates is the record or beneficial owner of, together with any shares of common stock of the Company or other voting capital stock of Company acquired after the date hereof by any Stockholder Party or any of its or his Affiliates, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise.

c.	“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization.

10.	Miscellaneous.

a.	All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to TPG, to it at:

TPG Capital, L.P. 345 California Street, Suite 3300 San Francisco, CA 94104
Attention:	General Counsel
Facsimile:	415-743-1500
Email:

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, Massachusetts 02119
Attention:	Alfred O. Rose, Esq.
Julie H. Jones, Esq.
Facsimile:	617-951-7050
Email :	julie.jones@ropesgray.com/alfred.rose@ropesgray.com

If to Stockholder or the Stockholder Parties:

c/o J.Crew Group, Inc. 770 Broadway 12th Floor New York, NY 10003
Attention:	Millard S. Drexler
Facsimile:	(212) 209-2700
Email:	mdrexler@jcrew.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019
Attention:	Jack H. Nusbaum, Esq.
Adam M. Turteltaub, Esq.
Facsimile:	212-728-9060/212-728-9129
Email:	jnusbaum@willkie.com/aturteltaub@willkie.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

b.	Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

c.	The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

d.	This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto, except that the Company shall be a third-party beneficiary of Section 10(e).

e.	This Agreement may not be amended, altered, supplemented, waived or otherwise modified except upon the execution and delivery of (a) a written agreement executed by each of the parties hereto and (b) the written consent of the Company.

f.	This Agreement (including the Exhibits hereto and the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement.

g.	This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission or via email in .pdf or similar electronic format.

h.	This Agreement does not establish or otherwise constitute a joint venture between the parties.

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement under seal as of the date first set forth above.

TPG CAPITAL, L.P.

By:	TPG Capital Advisors, LLC

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

/s/ Millard S. Drexler
Millard S. Drexler

THE DREXLER FAMILY REVOCABLE TRUST

By:	/s/ Millard S. Drexler
Name: Millard S. Drexler
Title: Trustee

THE MILLARD S. DREXLER 2009 GRANTOR RETAINED ANNUITY TRUST #1

By:	/s/ Millard S. Drexler
Name: Millard S. Drexler
Title: Trustee

THE MILLARD S. DREXLER 2009 GRANTOR RETAINED ANNUITY TRUST #2

By:	/s/ Millard S. Drexler
Name: Millard S. Drexler
Title: Trustee

Exhibit A

ROLLOVER COMMITMENT LETTER

Exhibit B

EMPLOYMENT TERM SHEET

TERM SHEET

FOR

EMPLOYMENT AND EQUITY ROLLOVER OF

MILLARD DREXLER AND MANAGEMENT INCENTIVE PLAN

EMPLOYMENT TERMS

Millard Drexler (the “Executive”) shall enter into a new employment agreement with Chinos Holdings, Inc., a Delaware corporation (the “Parent”) and its operating subsidiary, J.Crew Group, Inc., a Delaware corporation (collectively with the Parent, the “Company”), to be effective as of the closing of the proposed transaction (the “Closing”), and containing the following material terms (the “Employment Agreement”). The Employment Agreement will supersede Executive’s Third Amended and Restated Employment Agreement with the Company (the “Prior Agreement”). All capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prior Agreement.

Term of Employment:	Initial term of 4 years from the Closing, subject to automatic extension for successive one (1) year periods, absent either party’s delivery to the other party of a notice of non-renewal (a “Notice of Non-Renewal”) at least 90 days prior to the expiration of the term (or then-current extension thereof), or the Employment Agreement is otherwise terminated in accordance with the termination provisions described below.

Title and Duties:	Chairman of the Board of Directors of the Parent (the “Board”) and Chief Executive Officer of the Company, together with such other positions with the Company as the Board and Executive may agree from time to time. Executive shall perform the duties and responsibilities that are customarily assigned to individuals serving in such position or positions and such other duties and responsibilities commensurate with such positions as the Board may reasonably specify from time to time, including but not limited to recruitment and retention of key personnel of the Company, hiring and terminating senior executives of the Company, establishment and execution of brand vision, and direct responsibility for assembling and guiding product, merchandising, and marketing functions, and oversight of and accountability for the financial and strategic performance of the Company and all of its subsidiaries, affiliates, and business units. The Executive shall report solely to the Board.

Compensation:

Base Salary /
Annual Bonus:	On the same terms as in effect immediately prior to the Closing, except that, for the avoidance of doubt, performance metrics associated with the annual bonus shall be determined by the Board or committee thereof on an annual basis.

Other Reimbursements and Benefits:	On the same terms as in effect immediately prior to the Closing, except that, for the avoidance of doubt, the provision regarding relocation shall be deleted.

Termination of Employment:	The Term of Employment will terminate upon the earliest to occur of (i) the Executive’s death, (ii) a termination by reason of a Disability, (iii) a termination by the Company with or without Cause, (iv) a termination by the Executive with or without Good Reason, and (v) the expiration of the Term of Employment following timely delivery of a Notice of Non-Renewal. Any termination of the Executive’s employment during the Term of Employment (other than termination due to the Executive’s death or upon the expiration of the Term of Employment) must be communicated by a written notice of termination (the “Notice of Termination”) to the other party.

The date of the Executive’s termination of employment (the “Date of Termination”) shall mean (i) if the Executive’s employment is terminated by reason of the Executive’s death, the date of his death, (ii) if the Executive’s employment is terminated by reason of a Disability, thirty (30) days after the Notice of Termination (provided that the Executive shall not have returned to the substantial performance of his duties during that period), (iii) if the Executive’s employment is terminated by him without Good Reason, a date specified in the Notice of Termination that must be at least three (3) months from the date of such notice, and (iv) if the Executive’s employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date agreed upon by the parties and set forth in the Notice of Termination.

Prong (v) of the definition of “Good Reason” contained in the Prior Agreement will be amended to read as follows in the Employment Agreement: “the removal of the Executive as a member of the Board of Directors of Parent”. In addition, the definition of Good Reason will be amended to provide that, in order to terminate employment for Good Reason, the Executive must deliver to the Board a written notice specifically identifying the conduct of the Company which he believes constitutes a reason enumerated within the definition of “Good Reason” within a period not to exceed 90 days of the initial existence of such conduct, the Executive must provide the Board at least thirty (30) days to remedy such conduct and, in the event that the Company does not cure such conduct, the Executive must provide an additional Notice of Termination within thirty (30) days after the expiration of such period to cure.

Compensation upon Termination:

Death/Disability:	Accrued Obligations and retention of rights to Excluded Obligations.

For Cause/ Without Good Reason/Notice Of Non-Renewal:	Accrued Obligations and retention of rights to Excluded Obligations.

Without Cause / For Good Reason:	(i) Accrued Obligations, (ii) a payment equal to one (1) year’s Base Salary plus Target Bonus, one-half of such payment to be paid on the first business day that is six months and one day following the Date of Termination and the remaining one-half of such payment to be paid in six equal monthly installments beginning on the first business day of the seventh calendar month following the Date of Termination, (iii) pro-rated Annual Bonus for the year of termination, based on the actual achievement of applicable performance objectives in the performance year in which the Date of Termination occurs, (iv) the immediate vesting of all equity awards previously granted to the Executive that remain outstanding as of the Date of Termination, and (v) retention of rights to Excluded Obligations.

All compensation and benefits payable upon a without Cause or for Good Reason termination event (other than the Accrued Obligations and rights to retain Excluded Obligations) will be subject to Executive’s (i) execution of a release of claims attached to the Employment Agreement within the time period described therein, and (ii) compliance with the terms and conditions of the Employment Agreement.

280G Gross-Up:	Gross-up for excise taxes incurred under Section 280G in connection with any change in control occurring after the Company’s equity securities are publicly traded.

If a change in control occurs prior to the time that the Company’s equity securities are publicly traded, the Company and the Executive will each use their reasonable best efforts to satisfy the shareholder approval requirements contained in the regulations under Section 280G.

Indemnification:	Same rights to indemnification as provided in the Prior Agreement.

Restrictive Covenants:	Same covenants as applicable under the Prior Agreement, except that the non-competition covenant will apply upon any termination of employment, regardless of the reason for such termination.

EQUITY ROLLOVER

Rollover of Equity
by Executive:	At the Closing, shares of Common Stock beneficially owned by the Executive immediately prior to the Closing (excluding any shares underlying stock options but including shares of restricted stock) having an aggregate value of approximately $100 million shall not be not converted into the merger consideration in the transaction but shall instead be converted into shares of Class A common stock and shares of Class L common stock of the Parent in the same proportion that TPG purchases shares of Class A common stock and Class L common stock of Parent. Shares of Class L common stock of the Parent will have a preference that will initially be approximately the greater of $415 million and one-third of the total equity capitalization of the Parent and will increase at a 12.5% annual return. The Class L common stock of Parent will also participate in approximately 10% of any additional equity proceeds. Shares of Class A common stock of the Parent will represent the right to receive the balance of additional proceeds.

Cashout of Options:	In connection with the Closing, the Executive’s options shall vest in full, and the spread value of such options shall be paid in cash based on the price per share paid for the Common Stock in the proposed transaction in accordance with the merger agreement.

Option Grant:	The Executive will be granted options to purchase shares of Parent Class A common stock representing an aggregate of 40% of the Parent Class A common stock reserved for issuance under the Incentive Plan (as defined below), which will vest in 4 consecutive equal annual installments, in each case based on continued employment with the Company. All options will vest in full upon the occurrence of a change in control. Except as modified by the terms herein, all options will otherwise be subject to the terms of the Incentive Plan.

Stockholders’
Agreement:	All equity acquired upon the exercise of an option and all equity received by the Executive in connection with the Closing (the “Purchased Equity”) will be subject to the terms of a Stockholders’ Agreement, and other related equity documents, which will provide, generally, for restrictions on transfer, drag-along rights, tag-along rights, and registration rights, but which, with respect to Purchased Equity, shall in no event provide for any call or put rights.

MANAGEMENT

EQUITY

In connection with the Closing, Parent will establish an equity incentive plan (the “Incentive Plan”), pursuant to which senior management and other employees of the Company may be granted awards based upon Parent Class A common stock. An aggregate of 10% of the outstanding Parent Class A common stock calculated on a fully diluted basis immediately following the Closing (i.e. 10% of the sum of the number of Class A common shares that will be outstanding immediately following the Closing plus the number of Class A common shares reserved for issuance under the Incentive Plan) will be available for awards under the Incentive Plan. Option awards with respect to 40% of the shares reserved for issuance under the Incentive Plan will be granted to the Executive and option awards with respect to approximately 45% of the shares reserved for issuance under the Incentive Plan will be granted to other senior management and key employees, in each case, at or as soon as practicable after the Closing, with the remaining pool reserved for future grants to existing option holders or new hires. The terms of the option awards to be granted to other senior management and key employees in connection with the Closing, together with the allocation of such awards, will be mutually agreed to by the Executive and TPG.

Key employees will be asked to invest in Parent at the same price as TPG and the Executive. The amounts of, and terms governing, any invested equity shall be mutually agreed to between Parent and the key employees.

Exhibit C

COOPERATION LETTER AGREEMENT